EFES

06018611

File: 082-04144

November 10, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Eriyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL RECEIVED PROCESSING
NOV 1 6 2006
WASH, D.C. 185

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the completion of Anadolu Efes' Holland based 70.2% subsidiary Efes Breweries International's capital increase in the form of a Rights Issue and Anadolu Efes' participation as per its shareholding.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
NOV 2 4 2006
THOMSON FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 11/20

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

File: 082-04144

EFES BEVERAGE GROUP / ANADOLU EFES

GENERAL RELEASE TO THE PUBLIC

NOVEMBER 10TH, 2006

COMPLETION OF THE RIGHTS OFFERING BY EFES BREWERIES INTERNATIONAL

Anadolu Efes maintained its 70.2% shareholding of its Holland based subsidiary Efes Breweries International N.V. ("EBI") following EBI's US$300 million capital increase in the form of a Rights Issue that is completed today (10.11.2006).

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr